DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 100[redacted]
212 450 4000
FAX 212 450 3800

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File No. ~~82-5133~~ 82-34646

April 3, 2006

Re: **Telefónica Empresas Perú S.A.A.—Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefónica Empresas Perú S.A.A. (the **"Company"**) and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following:

1. Letter to CONASEV, dated April 19, 2006, informing of the Board of Directors meeting and the financial statements for the first quarter of 2006 formulated therein.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6833.

Very truly yours,

Lauren D. Macioce

Lauren D. Macioce
Legal Assistant

Enclosures

dw 4/25

English Summary for Telefónica Empresas Perú S.A.A.

– Letter to CONASEV, dated April 19, 2006, informing of the Board of Directors meeting and the financial statements for the first quarter of 2006 formulated therein

Lima, 19 de abril de 2006

Señores
Registro Público del Mercado de Valores
Comisión Nacional Supervisora
de Empresas y Valores - CONASEV
Presente.-

De nuestra consideración:

De conformidad con lo establecido en la Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones hacemos de su conocimiento que el Directorio de Telefónica Empresas Perú S.A.A. en su sesión realizada en la fecha adoptó los siguientes acuerdos que constituyen hechos de importancia:

- Formuló los estados financieros individuales de la Sociedad correspondientes al primer trimestre de 2006 –los que se registrarán en la fecha en documento independiente a través del Sistema MVNet- y dispuso su presentación ante la Comisión Nacional Supervisora de Empresas y Valores, la Bolsa de Valores de Lima y demás instituciones del mercado de valores que correspondan.

Finalmente, en cumplimiento de lo solicitado por vuestra institución respecto de la determinación de la moneda funcional establecida en la versión internacional de la NIC 21 "Efecto de las Variaciones de los Tipos de Cambio de Monedas Extranjeras" (versión 2003), hacemos de su conocimiento que de acuerdo con las pautas establecidas en los párrafos 9 al 12 de dicha NIC, la moneda funcional de la Compañía es el nuevo sol. Cabe destacar que mediante Resolución N°038-2005-EF/93.01 el Consejo Normativo de Contabilidad (CNC) resolvió suspender hasta el 31 de diciembre de 2006 la aplicación de la mencionada versión de la NIC 21 y restituir por el mismo periodo la aplicación en el país de la NIC 21-versión 1993, así como las SICs 19 y 30, excepto por el Tratamiento Alternativo Permitido señalado en los párrafos 20, 21 y 22 de la citada NIC.

Sin otro particular,

Julia María Morales Valentín
Representante Bursátil
Telefónica Empresas Perú S.A.A.